Exhibit 99.1

SuperCom Reports Financial Result for the Second Quarter of 2019 with GAAP Profit of $0.11 Million, $1.9 Million in EBITDA, 33% EBITDA margin, and Non-GAAP EPS $0.07

Non-GAAP Net Income $1.1 million, Non-GAAP Operating Income $1.6 Million

Tel-Aviv, Israel, August 14, 2019 – SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-government, public safety, healthcare, and finance sectors, reported results for the second quarter of 2019.

Second Quarter 2019 Financial Highlights (Compared to the Second Quarter of 2018)

•	Net Profit improved to $0.11 million from $0.03 million.

•	Operating Expenses decreased 34% to $2.7 million from $4.1 million.

•	Operating Income increased to $0.6 million.

•	Non-GAAP Net Profit improved to $1.1 million or $0.07 EPS.

•	Non-GAAP Operating Income increased 78% to $1.6 million from $0.9 million

•	EBITDA improved 34% to $1.9 million from $1.4 million.

•	EBITDA Margin increased 57% to 33% from 21% last year.

•	Non-GAAP Gross Margin Increased to 61%.

•	Cash and Restricted Cash over $3.5 Million.

•	Revenue decreased to $5.7 million from $6.8 million

•	IOT products sub-segment revenue increased by over 65%,

•	IOT segment revenue, increased by over 41%.

•	Revenue from North America and Europe represented over 93% of total revenue in comparison to 59% in previous year.

First Half 2019 Financial Highlights (Compared to the First Half of 2018)

•	EBITDA improved 21% to $3.5 million compared to $2.9 million.

•	EBITDA Margin increased 48% to 31% from 21% last year

•	Operating expenses decreased 34% to $5.6 million from $8.5 million.

•	Non-GAAP Gross Margin Increased to 60%.

•	Non-GAAP Operating Income increased 56% to $2.8 million from $1.8 million

•	Non-GAAP Net Profit of $1.9 million or $0.13 per share.

•	Revenue decreased to $11.4 million from $13.8 million

•	IOT products sub-segment revenue increased by over 58%,

•	IOT segment revenue, increased by over 35%.

•	Revenue from North America and Europe represented over 91% of total revenue in comparison to 61% in previous year period.

First Half 2019 and Recent Operational Highlights by Business Segment:

e-Gov:

•	Continued development and enhancement of project in Iceland, given its geographic location in Europe, and maintained relationships with customers in Africa and other developing regions, with existing SuperCom systems in place.

•	Diverted some resources from this segment to support growth in IOT and Cyber.

IOT:

•	Development of new innovative and market-disrupting features and capabilities to the PureSecurity EM suite, supporting new project deployments and allowing for increased competitive advantages in new bids.

•	Continued to bid and maintain high win rates in competitive tenders for electronic monitoring projects in Europe and in California, with some expansion into additional states in the USA.

•	In January 2019, announced launch of $7 million project with the national government of Sweden to deploy PureSecurity EM Suite.

•	In January 2019, announced new project with the national government of Estonia to deploy PureSecurity EM Suite to track and monitor up to 400 enrollees simultaneously.

•	In February 2019, secured an additional contract to provide PureSecurity EM Suite in Southern Georgia to an established service provider.

•	In April 2019, announced win of new project in North California valued at up to $6 million.

•	In May 2019, secured an additional contract to provide PureSecurity EM Suite in Tennessee to an established service provider.

•	In May 2019, announced win of new project in California valued at up to $3.7 million.

•	Continued support and deployment of more units in other new and existing customers globally.

Cyber Security:

•	Cyber segment had minimal growth of 2% year over year and maintained high retention as we prepare for new cyber products deployment to a strong long term customer base.

•	Continued progress in the development of new advanced cyber security products, adding more capabilities, including anti-malware, advanced data loss prevention, and location based port and device protection to be incorporated into the Safend cyber security platform.

Management Commentary

“We are pleased with our second quarter 2019 results, highlighted by an improvement in our financial performance compared to the same quarter last year. We also achieved sequential quarterly improvements in profitability margins with 33% EBITDA margins and Non-GAAP gross margins of 61%, and as we continued to optimize our cost structure, operating expenses reached a low of $2.7m,” said Arie Trabelsi, President and CEO of SuperCom. “We expect more cost optimizations in the following quarters bringing us closer to the lean operating structure that we have not seen since 2015, before the strategic acquisitions took place. Yet today, I believe our business prospects are multiples greater, with 2 additional business segments, a major presence in developed markets, over 60% growth in our steady-state recurring revenue, and significant enhancements to our technology portfolio backed by 119 patents.”

“We continue to execute on our business plan across our business segments. In the recent past we have been expanding organically into new countries and governments faster than ever, including 10 new multi-year project wins in the last 12 months alone, which are expected to generate long term recurring revenues for years to come as well as additional business from customer references.”

SuperCom management will host the conference call, followed by a question and answer period.

Date: Wednesday, August 14, 2019

Time: 10:00 a.m. Eastern time (7:00 a.m. Pacific time)

U.S. toll-free: 877-407-9124

Israel toll-free: 1 809 406 247

International: 201-689-8584

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation. For more information, visit www.supercom.com.

SuperCom Corporate Contact:

Ordan Trabelsi, President, Americas

Tel: 1-212-675-4606

ordan@supercom.com

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on May 21, 2018. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

[Tables to follow]

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	3 months ended
	June 30 2019	June 30 2018
	Unaudited	Unaudited
REVENUES	5,666	6,761
COST OF REVENUES	2,404	2,927

GROSS PROFIT (LOSS)	3,262	3,834

OPERATING EXPENSES:
Research and development	857	1,203
Selling and marketing	897	1,481
General and administrative	927	1,254
Other expense (Income)	-	133

Total operating expenses	2,681	4,071

OPERATING INCOME (LOSS)	581	(237)
FINANCIAL INCOME (EXPENSES), NET	(507)	226

PROPIT BEFORE INCOME TAX	74	(11)
INCOME TAX BENEFIT	36	44

NET PROFIT FOR THE PERIOD	110	33

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income

(U.S. dollars in thousands, except per share data)

	3 months ended
	June 30, 2019	June 30, 2018
	Unaudited	Unaudited
GAAP gross profit	3,262	3,834
Amortization of Software and IP	154	153
Stock-based compensation expenses	29	18
Non-GAAP gross profit	3,445	4,005

GAAP operating Income (Loss)	581	(237)
Amortization of Software/IP, Customer Contracts and Brand, and Stock-based compensation expenses	532	761
Foreign Currency Loss	452	342
Non-GAAP operating Income	1,565	866

GAAP net PROFIT	110	33
Amortization of Software/IP, Customer Contracts and Brand, and Stock-based compensation expenses	532	761
Foreign Currency Loss	452	342
Income tax expense (benefit)	(36)	(44)
Non-GAAP net Profit	1,058	1,092

Non-GAAP EPS	0.07	0.07

NET PROFIT FOR THE PERIOD	110	33
Income tax expenses (benefit), net	(36)	(44)
Financial expenses (income), net	507	(226)
Depreciation, amortization and stock-based compensation expenses	849	1,298
Foreign Currency Loss	452	342
EBITDA *	1,882	1,403

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	6 months ended
	June 30 2019	June 30 2018
	Unaudited	Unaudited
REVENUES	11,339	13,775
COST OF REVENUES	5,004	6,054

GROSS PROFIT (LOSS)	6,335	7,721

OPERATING EXPENSES:
Research and development	1,818	2,544
Selling and marketing	1,791	3,182
General and administrative	2,015	2,602
Other expenses(Income)	1	183

Total operating expenses	5,625	8,511

OPERATING INCOME (LOSS)	710	(790)
FINANCIAL INCOME (EXPENSES), NET	(910)	278

LOSS BEFORE INCOME TAX	(200)	(512)
INCOME TAX BENEFIT	78	225

NET LOSS FOR THE PERIOD	(122)	(287)

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income

(U.S. dollars in thousands, except per share data)

	6 months ended
	June 30, 2019	June 30, 2018
	Unaudited	Unaudited
GAAP gross profit	6,335	7,721
Amortization of Software and IP	350	307
Stock-based compensation expenses	60	59
Non-GAAP gross profit	6,745	8,087

GAAP operating Income (Loss)	710	(790)
Amortization of Software/IP, Customer Contracts and Brand, and Stock-based compensation expenses	1,277	1,816
Foreign Currency Loss	844	787
Non-GAAP Operating Income	2,831	1,813

GAAP net Loss	(122)	(287)
Amortization of Software/IP, Customer Contracts and Brand, and Stock-based compensation expenses	1,277	1,816
Foreign Currency Loss	844	787
Income tax expense (benefit)	(78)	(225)
Non-GAAP net Income	1,921	2,091

Non-GAAP EPS	0.13	0.14

NET LOSS FOR THE PERIOD	(122)	(287)
Income tax expenses (benefit), net	(78)	(225)
Financial expenses (income), net	910	(278)
Depreciation, amortization and stock-based compensation expenses	1,984	2,886
Foreign Currency Loss	844	787
EBITDA *	3,538	2,883

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.